UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-33931

BCD Semiconductor Manufacturing Limited

Not Applicable

(Translation of registrant’s name into English)

No. 1600, ZiXing Road

Shanghai ZiZhu Science-based Industrial Park

Shanghai, 200241

People’s Republic of China

Telephone: (+86-21) 2416-2298

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCD Semiconductor Manufacturing Limited

By:	/s/ Jean-Claude Zhang
Name:	Jean-Claude Zhang
Title:	Chief Financial Officer

Date: January 22, 2013

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of BCD Semiconductor Manufacturing Limited to be held on February 28, 2013, and the Proxy Statement related thereto, with attached Appendices

99.2	Form of Proxy Card for Holders of Ordinary Shares